SEC Mail Processing Section

MAR 01 2010

Washington, DC 122

10035330

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48255

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ITG Derivatives LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 S. LaSalle St.
(No. and Street)

Chicago (City) IL (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karl Jones (312) 935-0106
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) NY (State) 10154 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

AFFIRMATION

We, Robert G. Fitzsimmons and Karl Jones, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to ITG Derivatives LLC for the year ended December 31, 2009 are true and correct. We further affirm, that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Robert G. Fitzsimmons
CEO

Karl Jones
Controller

OFFICIAL SEAL
ROBERT LEDVORA
Notary Public - State of Illinois
My Commission Expires Nov 1, 2011

Notary Public

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member
ITG Derivatives LLC:

We have audited the accompanying statement of financial condition of ITG Derivatives LLC (the "Company") (a wholly-owned subsidiary of ITG Ventures, Inc.) as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ITG Derivatives LLC as of December 31, 2009, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 26, 2010

ITG DERIVATIVES LLC

(A wholly-owned subsidiary of ITG Ventures, Inc.)

Statement of Financial Condition

December 31, 2009

Assets

Cash and cash equivalents	$	6,417,044
Deposits with clearing brokers		534,451
Receivables from broker-dealers		2,898,006
Receivables from customers		200,027
Due from affiliates		35,947
Premises and equipment, net		1,055,505
Capitalized software, net		1,946,115
Goodwill		17,657,028
Other intangibles, net		3,416,274
Other assets		94,546
Total assets	$	34,254,943

Liabilities and Member's Equity

Liabilities:		
Accounts payable and accrued expenses	$	3,139,969
Accrued compensation		1,802,333
Payables to broker-dealers		91,149
Due to affiliates		760,315
Other liabilities		569
Total liabilities		5,794,335
Commitments and contingencies		
Member's equity		28,460,608
Total liabilities and member's equity	$	34,254,943

See accompanying notes to Statement of Financial Condition.

ITG DERIVATIVES LLC

(A wholly-owned subsidiary of ITG Ventures, Inc.)

Notes to Statement of Financial Condition

December 31, 2009

(1) Organization and Basis of Presentation

ITG Derivatives LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also registered as a futures commission merchant with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association ("NFA"). The Company is an Illinois limited liability company that is a wholly-owned single-member limited liability subsidiary of ITG Ventures, Inc. (the "Parent"), which in turn, is wholly-owned by Investment Technology Group, Inc. ("ITG").

The Company is engaged in a single line of business as a direct-access securities broker that specializes in multi-asset class electronic trading and provides connectivity to various destinations including securities and futures exchanges and electronic communications networks.

The Financial Statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. Accordingly, the Company is exempt from SEC Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule.

The Company has evaluated subsequent events through February 26, 2010, the date the financial statements were issued. There are no material items requiring disclosure.

(2) Summary of Significant Accounting Policies

On June 30, 2009, the Financial Accounting Standards Board ("FASB") issued an accounting standard establishing the newly created FASB Accounting Standards Codification ("ASC" or "FASB Codification") as the source of authoritative accounting principles under U.S. GAAP. The FASB Codification is a major restructuring of accounting and reporting standards designed to simplify user access to all authoritative U.S. GAAP by providing the authoritative literature in a topically organized structure. The FASB Codification became effective for interim and annual periods ending after September 15, 2009. References to pre-codification standards may continue to be used when there is no codification reference.

Use of Estimates

The preparation of the financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

Securities Transactions

Receivables from broker-dealers include amounts receivable for commissions earned and other fees. Payables to broker-dealers primarily represent execution cost payables.

Receivables from customers include amounts receivable for commissions earned and other fees.

All securities transactions are cleared through other clearing brokers.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are part of the cash management activities of the Company. Included in cash and cash equivalents on the Statement of Financial Condition at December 31, 2009, are an investment in a U.S. Government money market fund and cash of $6,262,269 and $154,775, respectively.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Cash and cash equivalents, and certain receivables are carried at estimated fair value or contracted amounts which approximate fair value due to repricing characteristics. Liabilities are carried at amounts approximating fair value.

Stock-Based Compensation

ASC 718, *Compensation - Stock Compensation*, requires measurement of compensation cost for stock-based awards at fair value and recognition of compensation cost over the vesting period, net of estimated forfeitures. ITG and the Company recognize compensation cost evenly over the requisite service period for the entire award using the straight-line attribution method for awards that have graded vesting schedules.

The fair value of restricted stock awards is based on the grant date fair value of ITG's common stock.

Goodwill and Other Intangibles

In accordance with ASC 350, *Intangibles – Goodwill and Other*, goodwill is assessed no less than annually for impairment. The impairment testing employed utilizes the discount cash flow method (an income approach). An impairment loss is indicated if the estimated fair value of a reporting unit is less than its net book value. In such a case, the impairment loss is calculated as the amount by which the carrying value of goodwill exceeds the implied fair value.

Other intangibles with definite lives are amortized over their useful lives and are assessed at least annually for impairment pursuant to the provisions of ASC 350 and ASC 360, *Property, Plant, and Equipment.* If impairment is indicated, an impairment loss is calculated as the amount by which the carrying value of the intangible asset exceeds its estimated fair value.

Premises and Equipment

Depreciation is provided on a straight-line basis over the estimated useful lives of the fixed assets, which are generally three to seven years. Leasehold improvements are amortized using the straight-line method over the lesser of the estimated useful lives of the related assets or the non-cancelable lease term. Premises and equipment on the Statement of Financial Condition were net of accumulated depreciation and amortization of $1,212,686 at December 31, 2009.

Capitalized Software

In accordance with ASC 985, *Software*, software development costs are capitalized when technological feasibility of a product has been established. Technological feasibility is established when all planning, designing, coding and testing activities that are necessary to establish that the product can be produced to meet design specifications are completed. All costs incurred to establish technological feasibility are expensed as incurred, as required by ASC 730, *Research and Development.* Capitalized software costs are amortized using the straight-line method over the three years beginning when the product is available for general release to customers.

Income Taxes

The Company is a single member limited liability corporation and is not a taxable entity for income tax purposes. The Company does not have a tax sharing agreement with the Parent. Such taxes are the liability of the individual member (Parent) and the amounts thereof will vary depending on the individual situation of the member. Accordingly, there is no provision for income taxes in the accompanying Financial Statements. At December 31, 2009, the Company would have reported a net deferred tax liability of $1,903,900 primarily relating to intangible amortization expense and capitalized software.

Recent Accounting Pronouncements

In May 2009 the FASB issued guidance regarding the general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before the financial statements are issued. The standard requires the disclosure of the date through which an entity has evaluated subsequent events and whether that date represents the date the financial statements were issued or were available to be issued. It became effective with interim and annual financial periods ending after June 15, 2009.

In April 2009 the FASB issued guidance amending the requirements for disclosures about fair value of financial instruments for interim and annual reporting periods. The amendment provides additional guidance on determining when the volume and level of activity for an asset or liability has significantly decreased as well as, guidance on identifying circumstances when a transaction may not be considered orderly. The guidance is effective with interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009.

(3) Fair Value Measurements

The Company adopted the accounting prescribed by ASC 820, *Fair Value Measurements and Disclosures*, for financial assets and liabilities on January 1, 2008. The partial adoption of ASC 820, as it relates to financial assets and liabilities did not have any impact on the results of operations or financial position, other than additional disclosures. During 2009, the Company adopted ASC 820 with regards to non-financial assets and liabilities, which also did not have any impact on the results of operations or financial position.

ASC 820 applies to all financial instruments that are measured and reported on a fair value basis. The Company includes items reported at fair value in cash and cash equivalents on the Statement of Financial Condition.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, various methods are used including market, income and cost approaches. Based on these approaches, certain assumptions that market participants would use in pricing the asset or liability are used, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market-corroborated, or generally unobservable firm inputs. Valuation techniques that are used maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, fair value measured financial instruments are categorized according to the fair value hierarchy prescribed by ASC 820. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

- Level 1: Fair value measurements using unadjusted quoted market prices in active markets for identical, unrestricted assets or liabilities.
- Level 2: Fair value measurements using correlation with (directly or indirectly) observable market based inputs, unobservable inputs that are corroborated by market data, or quoted prices in markets that are not active.

- Level 3: Fair value measurements using inputs that are significant and not corroborated by market data.

Level 1 consists of financial instruments whose value is based on quoted market prices such as exchange-traded mutual funds and listed equities. Level 1 financial assets at December 31, 2009 consist of U.S. Government money market fund investments of $6,262,269 which is included in cash and cash equivalents. The Company does not currently have any Level 1 liabilities.

Level 2 includes financial instruments that are valued using models or other valuation methodologies. These models are primarily standard models that consider various assumptions including time value, yield curve, and other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. The Company currently does not have any Level 2 assets or liabilities.

Level 3 is comprised of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are generally less readily observable. The Company currently does not have any Level 3 assets or liabilities.

(4) Goodwill and Other Intangibles

On July 31, 2007, the Company was acquired by the Parent (the "Acquisition"). A portion of the purchase price paid by the Parent was assigned to goodwill and other intangibles. In 2009, a purchase accounting adjustment of $1,936,725 was recorded to goodwill reflecting contingent payments made pursuant to the Acquisition agreement. Other intangibles include $3,600,000 which was assigned to internally developed computer software with a useful life of 10 years and $800,000 being assigned to a customer related intangible with a useful life of 17 years. The other intangibles have a weighted average useful life of approximately 11.27 years.

In accordance with ASC 350 a company is required to test goodwill for impairment annually and when an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. Goodwill is tested for impairment using a two-step process.

- Step one - The fair value of each reporting unit is compared to its carrying value in order to identify potential impairment. If the fair value of a reporting unit exceeds the carrying value of its net assets, goodwill is not considered impaired and no further testing is required. If the carrying value of the net assets exceeds the fair value of a reporting unit, potential impairment is indicated and step two of the impairment test is performed in order to determine the implied fair value of the reporting unit's goodwill and measure the potential impairment loss.

- Step two - When potential impairment is indicated in step one, a company compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. Determining the implied fair value of goodwill requires a valuation of the reporting unit's tangible and intangible assets and liabilities in a manner similar to the allocation of the purchase price in a business combination. Any excess of the value of a reporting unit over the amounts assigned to its assets and liabilities is referred to as the implied fair value of goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

The impairment assessment requires management to make estimates regarding the fair value of the reporting unit to which goodwill has been assigned. The fair values of a company's reporting units are determined by considering the income approach to valuation.

Under the income approach, the fair value of the reporting unit is estimated based on the present value of expected future cash flows. The income approach is dependent on a discounted cash flow model for each of the reporting units which incorporates a ten year cash flow forecast plus a terminal value assuming an estimated sustainable long-term growth rate. Such forecasts consider business plans, historical and anticipated future results based upon the expectations for future product offerings, market opportunities and challenges and other factors. The discount rates used to determine the present value of future cash flows are based upon an adjusted version of the Capital Asset Pricing Model ("CAPM") to estimate the required rate of return on equity. The CAPM measures the rate of return required by investors given a company's risk profile. Significant revisions to any of these estimates could lead to an impairment of all or a portion of goodwill in future periods.

The Company's annual review was conducted in the fourth quarter and it was determined there was no impairment of the carrying value of goodwill.

Intangible assets with definite useful lives are subject to amortization and are evaluated for recoverability when events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable in accordance with the ASC 360. If such an event or change occurs, the Company estimates cash flows directly associated with the use of the intangible asset to test its recoverability and assess its remaining useful life. The projected cash flows require assumptions related to revenue growth, operating margins and other relevant market, economic and regulatory factors. If the expected undiscounted future cash flows from the use and eventual disposition of a finite lived intangible asset or asset group are not sufficient to recover the carrying value of the asset, the Company then compares the carrying amount to its current fair value. The Company estimates the fair value using market prices for similar assets, if available, or by using a discounted cash flow model. The Company then recognizes an impairment loss for the amount by which the carrying amount exceeds its fair value. While the Company believes the assumptions are reasonable, changes in these assumptions may have a material impact on the Company's financial results.

Amortizable other intangibles are amortized over their respective estimated useful lives.

(5) Employee Benefit and Stock Plans

Equity Plan

The 2007 Omnibus Equity Compensation Plan (the "2007 Plan") was approved by ITG's stockholders and became effective on May 8, 2007 (the "Effective Date") and was last amended and restated on August 18, 2009. As of the Effective Date, various plans including the Amended and Restated 1994 Stock Option and Long-term Incentive Plan (the "1994 Plan") were merged with and into the 2007 Plan. In October 2008, ITG's Compensation Committee of the Board of Directors adopted the Equity Deferral Award Program, another subplan under the 2007 Plan (the "EDA"). Under the 2007 Plan, awards of 6,486,208 shares of ITG's common stock are reserved for issuance under the Plan. Shares of common stock, which are attributable to awards which have expired, terminated or been canceled or forfeited during any calendar year, are generally available for issuance or use in connection with future awards during such calendar year. Stock options that have been granted under the 2007 Plan are exercisable on dates ranging through March 2013. The 2007 Plan will remain in effect until May 7, 2017, unless sooner terminated, or extended, by the Board of Directors of ITG. After this date, no further awards shall be granted, but previously granted awards shall remain outstanding in accordance with their applicable terms and conditions, as stated in the 2007 Plan.

Under the 2007 Plan, in addition to time-based option awards, ITG is permitted to grant performance-based stock options; however, ITG did not grant any option awards under the 2007 Plan or the 1994 Plan during 2009. The Company recognizes stock-based compensation expense (see Note 2, *Summary of Significant Accounting Policies*) over the vest period. The Company recognizes compensation cost evenly over the requisite service period for the entire award using the straight-line attribution method for awards that have graded vesting schedules. The performance-based options generally cliff-vest at the end of the three-year performance period and could result in no options actually vesting as a result of not meeting the three-year performance metric. Time-based option awards either vest in full on the third anniversary of the grant or in three equal annual installments beginning on the first anniversary of the date of grant if the employee has remained continuously employed from the grant date to the vesting date.

Under the 2007 Plan, ITG is permitted to grant restricted share awards. In 2009, certain employees of the Company were granted 5,913 awards. Except for awards granted under the EDA, restricted share unit awards granted since 2007 generally either vest solely contingent upon continued employment through the third anniversary of the grant or cliff vest after three years in whole or in part only if the consolidated cumulative pre-tax operating income of ITG reaches certain levels (i.e. performance restricted stock units). Accordingly, not all restricted share units awarded will vest and be delivered. The Company recognizes stock-based compensation expense (see Note 2, *Summary of Significant Accounting Policies*) over this three-year period. Under the EDA, the year-end cash bonus is reduced as determined by the Compensation Committee of the ITG Board of Directors in exchange for units representing ITG common stock equal in value to 120% of the compensation deferred. The units representing 100% of the reduced cash bonus will vest in equal installments on each of the first, second and third anniversaries of the date of grant contingent only on employment with the Company. The match representing 20% of the reduced cash bonus will vest at 100% on the third anniversary of the grant date contingent only on employment with the Company. The Company recognizes stock-based compensation expense (see Note 2, *Summary of Significant Accounting Policies*) over the vest period. The Company recognizes compensation cost evenly over the requisite service period for the entire award using the straight-line attribution method for awards that have graded vesting schedules.

Stock Unit Award Program

Effective January 1, 1998, selected members of senior management and key employees participated in the Stock Unit Award Program (the "SUA Program"), a mandatory tax-deferred compensation program established under the 1994 Plan. Under the SUA Program, and as amended January 1, 2006 and later merged into the 2007 Plan, all employees earning total compensation per annum of $200,000 have the option to participate. The amended SUA Program defers receipt (and thus taxation) on a graduated portion of the participants' compensation for units representing ITG's common stock equal in value to 120% of the compensation deferred. The units representing 100% of the total compensation deferred are at all times fully vested and non-forfeitable; however, the units are restricted to settlement to common shares distributed in whole on the third anniversary of the deferral. The match representing 20% of the compensation deferred is contingent only upon employment with the Company and vests 100% on the third anniversary of the deferral. Effective January 1, 2009, the SUA Program was further amended and restated. The amendment froze the SUA Program such that is shall not apply to compensation earned for any calendar year after calendar year 2008 and provided participants with a special transition election with respect to cessation of participation in the SUA Program for bonus payments for calendar year 2008 that were due after December 31, 2008 and on or before March 15, 2009. Certain other amendments were made to the SUA Program in order to comply with section 409A of the Internal Revenue Code.

During the year ended December 31, 2009, 439 units were granted to the Company's employees in the SUA Program, and no shares of ITG's common stock were issued in connection with the SUA Program.

Employee Benefit Plans

All employees of the Company are eligible to participate in the Investment Technology Group, Inc. Retirement Savings Plan ("RSP"). The RSP includes all eligible compensation (base salary, bonus, commissions, and overtime) up to the Internal Revenue Service annual maximum, or $245,000 for the year ended December 31, 2009. The RSP features include a guaranteed ITG contribution of 3% of eligible pay to be made to all eligible employees regardless of participation in the RSP, a discretionary ITG contribution based on ITG's total consolidated profits between 0% and 8% of eligible compensation regardless of participation in the RSP, and an ITG matching contribution of 66⅔% of voluntary employee contributions up to a maximum of 6% of eligible compensation per year.

In November 1997, the Board of Directors of ITG approved the ITG Employee Stock Purchase Plan ("ESPP"). The ESPP became effective February 1, 1998 and allows all full-time employees to purchase ITG's common stock at a 15% discount through automatic payroll deductions. The ESPP is qualified as an employee stock purchase plan under Section 423 of the Internal Revenue Code.

(6) Capitalized Software

Software costs totaling $1,340,765 were capitalized during the year ended December 31, 2009. The reported capitalized software balance of $1,946,115 was net of accumulated amortization of $978,416 at December 31, 2009. This is primarily related to the continued development of the Company's execution management system, ITG Matrix and related functionality.

All capitalized software costs were subject to amortization as of December 31, 2009 as the underlying products were all available for release.

(7) Related Party Transactions

Pursuant to a services agreement with ITG Inc. ("Inc."), which became effective with the Acquisition, the Company reimburses Inc. for providing administrative and support services to the Company. These services include, but are not limited to, internal accounting, payroll, legal and other miscellaneous services.

The Company entered into a services agreement with ITG Global Production, Inc. ("ITGGPI"), in which ITGGPI provides services to the Company in connection with the development and operation of a production data center and manages the disaster recovery services contract.

The Company entered into services agreements with Inc. and ITG Analytics, Inc. in which the Company provides office space, as well as administrative and support services to certain employees of these affiliates.

During the year ended December 31, 2009, the Company's customers utilized algorithms of Inc. to execute equity securities transactions and customers of Inc. utilized the options trading platform of the Company.

The Company executes option transactions on behalf of customers of Inc.

The Company executes equity option and equity security transactions on behalf of ITG Canada Corp. and its customers.

In the normal course of business, Inc. and other affiliates may receive and disburse cash on behalf of the Company. This net activity is reflected in due from/ to affiliates on the accompanying Statement of Financial Condition at December 31, 2009.

(8) Commitments and Contingencies

The lease agreement covering the primary office space in Chicago, IL utilized to conduct the business of the Company was assigned to ITG effective with the Acquisition. The lease expires in 2012 and the expense associated with the lease is charged back to the Company. The minimum future rental commitments under non-cancelable operating leases are $213,809 in 2010, $217,727 in 2011, and $186,718 in 2012.

The Company has a non-cancelable equipment operating lease which expires in February 2010, and another non-cancelable equipment operating lease which expired in July 2009. The Company is required to make minimum payments in 2010 totaling $864 under the remaining operating lease.

(9) Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company is involved in the execution of various client securities transactions. Securities transactions are subject to the credit risk of counterparty or client nonperformance. However, transactions are collateralized by the underlying securities, thereby reducing the associated risk to changes in the market value of the securities through settlement date. Therefore, the settlement of these transactions is not expected to have a material effect on the Company's Financial Statements. It is also the Company's policy to review, as necessary, the credit worthiness of each counterparty and client.

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents, receivables from broker-dealers and receivables from customers. Cash and cash equivalents are deposited with a major U.S. banking financial institution.

(10) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) and is an introducing broker subject to the CFTC Minimum Capital Requirement (CFTC Regulation 1.17). Under these rules, the Company is required to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the basic method permitted by SEC Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $500,000 or 6 ⅔% of aggregate indebtedness.

At December 31, 2009, the Company had net capital of $3,343,737, which was $2,843,737 in excess of required net capital of $500,000. The Company's ratio of aggregate indebtedness to net capital was 1.73 to 1.

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member
ITG Derivatives LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by ITG Derivatives LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7T. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation

SIPC-7T
(29-REV 12/09)

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

048255 FINRA DEC
ITG DERIVATIVES LLC 8*8
601 S LASALLE ST STE 300
CHICAGO, IL 60605-1725

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

KARL JONES 312-935-0106

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 44,144.79

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (15,859.47)
12/07/09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 28,285.32

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum 0.00

F. Total assessment balance and interest due (or overpayment carried forward) $ 28,285.32

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 28,285.32

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ITG DERIVATIVES LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CONTROLLER
(Title)

Dated the 26 day of FEBRUARY, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.	Amounts for the fiscal period beginning April 1, 2009 and ending DECEMBER, 20 09 Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 18,938,359
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	92,823
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	910,315
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): RENT, MGMT FEES, ADMIN FEES	277,307
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	1,280,445
2d. SIPC Net Operating Revenues	$ 17,657,914
2e. General Assessment @ .0025	$ 44,144.79 (to page 1 but not less than $150 minimum)

KPMG

ITG DERIVATIVES LLC
(A wholly-owned subsidiary of ITG Ventures, Inc.)

Statement of Financial Condition
December 31, 2009

(With Report of Independent Registered Public Accounting Firm Thereon)